UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
TM Entertainment and Media, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
87260T 108

(CUSIP Number)
October 17, 2007

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Malcolm Bird I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		787,500 (See Item 4)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		787,500 (See Item 4)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

787,500 (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12	TYPE OF REPORTING PERSON*

IN
* SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1(a) Name of Issuer:
     The name of the issuer is TM Entertainment and Media, Inc. (the “Company”).
Item 1(b) Address of Issuer’s Principal Executive Offices:
     The Company’s principal executive office is located at 307 East 87th Street, New York, NY 10128.
Item 2(a) Name of Person Filing:
     This Schedule 13G is being filed by Malcolm Bird, a U.K. citizen.
Item 2(b) Address of Principal Business Office or, if none, Residence:
     The address of the principal business office of the Reporting Person is 130 W 30th Street, New York, NY 10019.
Item 2(c) Citizenship:
     Mr. Bird is a U.K. citizen.
Item 2(d) Title of Class of Securities:
     Common Stock, par value $.0001 per share.
Item 2(e) CUSIP No.:
     87260T 108
Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
     Not Applicable.
Item 4 Ownership:
     Malcolm Bird
(a)	Amount beneficially owned: 787,500

(b)	Percent of class: 7.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 787,500

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 787,500

(iv)	Shared power to dispose or direct the disposition: -0-
Item 5 Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person:
     Not applicable.
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
     Not applicable.
Item 8 Identification and Classification of Members of the Group:
     Not applicable.
Item 9 Notice of Dissolution of Group:
     Not applicable.
Item 10 Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2008

By:	/s/ Malcolm Bird
Name:	Malcolm Bird